UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2020

MDC PARTNERS INC.

(Exact name of Registrant as Specified in Its Charter)

Canada	001-13718	98-0364441
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One World Trade Center, Floor 65, New York, NY 10007
(Address of principal executive offices and zip code)

(646) 429-1800
(Registrant’s Telephone Number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Subordinate Voting Shares, no par value	MDCA	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On December 21, 2020, MDC Partners Inc., a Canadian corporation (“MDC”), and Stagwell Media LP, a Delaware limited partnership (“Stagwell”), announced that they entered into a definitive transaction agreement (the “Transaction Agreement”) providing for the combination of MDC with the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (the “Stagwell Entities”).

Transaction Agreement

Under the terms of the Transaction Agreement, the combination between MDC and the Stagwell Entities will be effected using an “Up-C” partnership structure. Through a series of steps and transactions (collectively, the “Transactions”), including the domestication of MDC to a Delaware corporation (from and after the domestication, “MDC Delaware”) and the merger of MDC Delaware with one of its indirect wholly owned subsidiaries (the “MDC Merger”), MDC Delaware will become a direct subsidiary (from and after the merger, “OpCo”) of a newly-formed, Delaware-organized, NASDAQ-listed corporation (“New MDC”). Following the MDC Merger, (i) OpCo will convert into a limited liability company that will hold MDC’s operating assets and to which Stagwell will contribute the equity interests of the Stagwell Entities (the “Stagwell Contribution”) in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) Stagwell will contribute to New MDC an aggregate amount of cash equal to $100 in exchange for shares of a new Class C series of voting-only common stock (the “New MDC Class C Stock”) equal in number to the Stagwell OpCo Units. On a pro forma basis, without giving effect to any outstanding preference shares of MDC, the existing holders of MDC’s Class A and Class B shares would receive interests equal to approximately 26% of the combined company and Stagwell would be issued New MDC Class C Stock equivalent to approximately 74% of the voting rights of the combined company and exchangeable, together with Stagwell OpCo Units, into Class A shares of New MDC on a one-for-one basis at Stagwell’s election. The number of Stagwell OpCo Units and shares of New MDC Class C Stock that Stagwell will receive in the Transactions, and the percentage of the combined company that Stagwell will hold following the consummation of the Transactions, will be reduced, and the percentage of the combined company that existing MDC shareholders will hold will be proportionally increased, if Stagwell is unable to effect certain restructuring transactions prior to the closing of the Transactions (the “Closing”). All defined terms used in this summary of the Transaction Agreement, that are not otherwise defined herein, have the meanings ascribed to such terms in the Transaction Agreement.

The Transaction Agreement was recommended by a committee (the “MDC Special Committee”) of disinterested non-management members of the board of directors of MDC (the “MDC Board”) and approved by the MDC Board. The MDC Special Committee was formed following receipt of an unsolicited proposal from Stagwell because, among other things, entities that are affiliates of Stagwell currently hold approximately 19.9% of the Class A shares of MDC and preference shares of MDC, and MDC’s Chairman and CEO is also the Managing Partner of The Stagwell Group, the general partner of Stagwell.

Closing Conditions

The Transactions are subject to customary approvals, including, but not limited to, the approval of at least 66⅔% of the votes cast by MDC shareholders voting as a single class in person or by proxy, and the approval of a “majority of the minority” of the MDC shareholders, on a class basis unless exemptive relief is otherwise obtained from the applicable Canadian securities regulatory authorities (i.e., a majority of the votes cast in person or by proxy excluding shareholders whose votes may not be included in determining if minority approval is obtained pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, which excluded shareholders shall include Mr. Penn, Stagwell, Broad Street and their respective Affiliates).

The Closing is also subject to the satisfaction of a number of other conditions customary for transactions of this nature, including the receipt of certain regulatory (including Hart-Scott-Rodino and Investment Canada Act) and stock exchange approvals. Additionally, the Closing is conditioned on, among other things, (i) continuing consents from Goldman Sachs and Stagwell, as holders of preferred shares, to the Transactions and (ii) receipt of consent of Senior Note holders or the completion of a refinancing of the Senior Notes.

Financing Cooperation; MDC Credit Agreement

The Transaction Agreement requires MDC to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining debt financing as may be reasonably requested by Stagwell, and the Transaction Agreement requires Stagwell to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining consent under MDC’s senior note indenture or to complete a refinancing of MDC’s senior notes as may be reasonably requested by MDC. MDC has also agreed to deliver all notices, cooperate with Stagwell and take all other actions reasonably requested by Stagwell to facilitate the termination at or prior to the Closing of all commitments in respect of the existing credit agreement with MDC’s subsidiary as the borrower (the “MDC Credit Agreement”), the repayment in full on or prior to the Closing of all obligations in respect of the indebtedness under the MDC Credit Agreement, and the release on or as soon as reasonably practicable after the Closing of any liens securing all such indebtedness and guarantees in connection therewith. Evidence of the termination and repayment of the MDC Credit Agreement is a condition to closing the Transactions.

Board of Directors

Pursuant to the Transaction Agreement, effective as of the Closing, the combined company’s Board of Directors will consist of nine members, including Mr. Mark Penn. Three current independent directors for MDC, to be identified by the MDC Special Committee prior to the Closing, will continue as directors in the combined company and the combined company shall cause such directors to be nominated at the combined company’s next two annual meetings; Mr. Penn will continue as a director and Stagwell will be entitled to designate four directors and an affiliate of Goldman Sachs will be entitled to designate one director to serve on the Board of Directors.

Alternative Proposals

Pursuant to the terms of the Transaction Agreement, and as more thoroughly described therein, MDC is subject to certain restrictions concerning proposals or offers from a third party or a group of third parties pursuant to which such party or group would own 20% or more of the voting power of MDC (an “Alternative Proposal” and any definitive agreement with respect thereto, an “Acquisition Agreement”) (including notice requirements to Stagwell) unless, subject to certain limitations therein, the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its outside legal counsel, that a failure to take certain actions with respect to an Alternative Proposal would be inconsistent with its fiduciary duties under applicable law.

Termination Rights

The Transaction Agreement allows the parties to terminate their agreements if certain conditions described therein are satisfied and provides for a termination date that is approximately nine months after the date of the Transaction Agreement, subject to extension to twelve months after the date of the Transaction Agreement if certain regulatory approvals have not been obtained. MDC may terminate the Transaction Agreement upon, among other things, entry into an Acquisition Agreement for a Superior Proposal, provided that a Termination Fee of $5,855,000 is paid under certain circumstances.

Representations and Warranties

The Transaction Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, good standing and qualification, (ii) capitalization, (iii) authorization, (iv) privacy and data security, (v) taxes, (vi) financial statements, (vii) material contracts, (viii) absence of changes, (ix) compliance with laws, (x) litigation, (xi) transactions with affiliates and (xii) regulatory matters.

Additional Agreements and Closing Conditions

As promptly as reasonably practicable after (i) the date of the Transaction Agreement and (ii) the delivery by Stagwell to MDC of the required financial statements of Stagwell for inclusion in a registration statement on Form S-4 containing a proxy statement/prospectus to be sent to MDC shareholders (the “Registration Statement”) for the purpose of submitting the necessary Transactions for MDC shareholder approval, MDC shall file such Registration Statement with the Securities and Exchange Commission.

A copy of the Transaction Agreement is filed as Exhibit 2.1 hereto and incorporated by reference herein. The foregoing description of the Transaction Agreement is qualified in its entirety by reference thereto. The Transaction Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Transaction Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Transaction Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

A&R OpCo Operating Agreement

In connection with the Transaction Agreement, at least one day prior to the Closing of the Transactions, OpCo will convert into a Delaware limited liability company, pursuant to the Delaware Limited Liability Company Act (“DLLCA”) and the Corporation Law of the State of Delaware, and with New MDC as the then-sole member of OpCo, and OpCo will adopt and thereafter be governed by an amended and restated limited liability company agreement of OpCo (the “A&R OpCo Operating Agreement”), by and among OpCo, New MDC, as a member and in its capacity as the initial manager of OpCo (the “Manager”), Stagwell, a Stagwell affiliate and each person who is or at any time becomes a member of OpCo (each, a “Member”) in accordance with the terms of the A&R OpCo Operating Agreement and the DLLCA. All defined terms used in this summary of the A&R OpCo Operating Agreement, that are not otherwise defined herein, have the meanings ascribed to such terms in the A&R OpCo Operating Agreement.

The A&R OpCo Operating Agreement provides for the management, operation and governance of OpCo, and sets forth the respective rights and obligations of Members generally.

The A&R OpCo Operating Agreement provides that interests in OpCo shall be represented by units of OpCo (“Units”), or such other equity securities of OpCo, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions therein. Subject to the provisions of the A&R OpCo Operating Agreement, OpCo shall be authorized to issue from time to time such number of Units and such other equity securities as the Manager shall determine in accordance with the A&R OpCo Operating Agreement. Each authorized Unit may be issued pursuant to such agreements and in exchange for such capital contributions or other consideration as the Manager shall approve, including pursuant to options and warrants. At the Closing New MDC shall hold (1) Preferred Units issued by OpCo which will mirror the rights, preferences and privileges of Preferred Stock issued by New MDC and (2) a number of Common Units in OpCo equal to the number of Class A and Class B shares of New MDC issued by New MDC. Stagwell will own the remaining Common Units in OpCo, equal in number to the Class C Common Units issued to Stagwell by New MDC.

Voting Rights

No Member has any voting rights except with respect to those matters specifically reserved for a Member vote under the LLCA and for matters expressly requiring the vote or approval of Members under the A&R OpCo Operating Agreement. Except as otherwise required by the LLCA, each Unit will entitle the holder thereof to one vote on all matters to be voted on by the Members; provided, that notwithstanding anything to the contrary in the A&R OpCo Operating Agreement, the Common Units held by Stagwell or any Transferee thereof shall have no voting rights except as expressly set forth in the A&R OpCo Operating Agreement. Except as otherwise expressly provided in the A&R OpCo Operating Agreement, the holders of Units having voting rights will vote together as a single class on all matters to be approved by the Members.

Capital Contributions

At the Closing, after giving effect to the Transactions, each Member as of the Closing shall be deemed to have made capital contributions to OpCo equal to such Member’s Effective Time Capital Account Balance set forth on Exhibit A to the A&R OpCo Operating Agreement. Except for New MDC as provided in the A&R OpCo Operating Agreement and the Transaction Agreement, no Member shall be required to make additional capital contributions to OpCo. Furthermore, except in connection with issuances of equity securities by New MDC as provided in the A&R OpCo Operating Agreement, New MDC shall not issue, sell or transfer any of its interests in OpCo, and New MDC shall not issue, sell or transfer any of its interests in OpCo to any Person other than New MDC.

Issuance of Additional Units or Interests

From and after the Closing to the extent required by the A&R OpCo Operating Agreement, the Manager may authorize and create, and cause OpCo to issue, additional Units or other equity securities in OpCo (including creating preferred interests or other classes or series of securities having such rights, preferences and privileges as determined by the Manager) solely to the extent they are in the aggregate substantially equivalent to a class of equity securities of New MDC. Subject to certain exceptions, if at any time after the Closing, New MDC issues a share of its Class A Stock or any other equity security of New MDC (other than shares of Class C Stock), OpCo shall issue to New MDC one Common Unit (if New MDC issues a share of Class A Stock), or such other equity security of the Company (if New MDC issues equity securities other than Class A Stock) corresponding to the equity securities issued by New MDC, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such equity securities of New MDC and the net proceeds received by New MDC with respect to the corresponding share of Class A Stock or other equity security of OpCo, if any, shall be concurrently transferred to OpCo by New MDC.

Exchange Right of Members.

Each of the Members, other than New MDC and any other wholly owned subsidiary of New MDC that becomes a Member, shall be entitled to exchange with OpCo, at any time beginning six months after the Closing, and from time to time, any or all of such Member’s Common Units (together with the transfer and surrender to New MDC of an equal number of shares of Class C Stock) for an equivalent number (subject to adjustment) of shares of Class A Stock or, at OpCo’s election, subject to certain conditions set forth in the A&R OpCo Operating Agreement, cash equal to a cash election amount as set forth in the A&R OpCo Operating Agreement.

Rights of the Preferred Units

The rights, preferences and privileges of the Preferred Units issued to New MDC will mirror the rights, preferences and privileges of the Preferred Stock issued by New MDC, with a 1:1 ratio between the number of outstanding Preferred Units and the number of outstanding shares of Preferred Stock.

Management

A single manager will act as “Manager” of OpCo. New MDC shall be the initial Manager as of the Closing and shall serve as the Manager from and after the Closing until a successor Manager is duly appointed by New MDC.

As the initial Manager and for so long as it continues to be the Manager, New MDC will take action through its board of directors, and members of New MDC’s board of directors will owe comparable fiduciary duties to the stockholders of New MDC. The Manager may appoint officers and appoint, employ or otherwise contract with any person for the transaction of the business of OpCo or the performance of services for or on behalf of OpCo, and the Manager may delegate to any such Persons such authority to act on behalf of OpCo as the Manager may from time to time deem appropriate.

Restrictions on Transfer

Subject to limited exceptions, no Member shall transfer all or any portion of its interest in OpCo without the prior written consent of the Manager in its sole discretion. Additionally, no shares of Class C Stock may be transferred unless a corresponding number of Units are transferred therewith in accordance with the A&R OpCo Operating Agreement.

Other Provisions

The A&R OpCo Operating Agreement also contains customary provisions regarding capital accounts, distributions, accounting matters, amendments and waivers.

The foregoing description of the A&R OpCo Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R OpCo Operating Agreement, the form of which is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Information Rights Letter Agreement

At the Closing, MDC, Stagwell, and certain Stagwell affiliates (the “Stagwell Parties”) will enter into an information rights letter agreement (the “Information Rights Letter Agreement”). The Information Rights Letter Agreement will provide the Stagwell Parties (as defined in the Information Rights Letter Agreement) with rights to receive the combined company’s annual and quarterly financial statements. The Information Rights Letter Agreement also provides the Stagwell Parties the right to access the combined company’s records and premises and to receive additional financial and operating data reasonably requested by the Stagwell Parties. The Information Rights Letter Agreement terminates when the Stagwell Parties no longer beneficially own more than 10% of the then issued and outstanding voting securities of the combined company. The foregoing summary of the Information Rights Letter Agreement is qualified in its entirety by the terms and conditions of the Information Rights Letter Agreement, the form of which is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

At the Closing, MDC, Stagwell, and certain Stagwell affiliates (the “Parties”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things and subject to certain restrictions, MDC is required to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 registering for resale the shares of MDC Class A Common Stock that Stagwell holds today, that are issuable upon conversion of Stagwell’s Series 6 preferred shares and that are issuable upon exchange of Stagwell’s units in OpCo (in combination with its Class C Common Stock of New MDC issuable to Stagwell upon consummation of the Transactions), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Parties. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Tax Receivable Agreement

At the closing, a Tax Receivable Agreement will be entered into, by and among New MDC, OpCo and Stagwell (the “TRA”). Under the TRA, New MDC will pay to Stagwell 85% of the tax savings attributable to any tax benefits created by Stagwell’s exchanges of Common Units (as defined in the A&R OpCo Operating Agreement), together with the transfer and surrender to New MDC of shares of Class C Stock, for Class A shares of New MDC. The form of the TRA is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Preferred Shareholder Consent

On December 21, 2020, MDC and Broad Street Principal Investments, L.L.C., an affiliate of Goldman Sachs (“Broad Street”), entered into a letter agreement, pursuant to which Broad Street consented to the Transactions subject to entry with MDC into a definitive agreement reflecting revised terms of MDC’s issued and outstanding Series 4 convertible preference shares (the “Goldman Letter Agreement”). The revised terms of the Series 4 convertible preference shares reduce the conversion price from $7.42 to $5.00 and extend accretion for two years at a reduced rate of 6%. In connection with the Transaction, Broad Street will have the right to redeem up to $30 million of its preference shares in exchange for a $25 million subordinated note or loan with a 3 year maturity (i.e., exchange at an approximately 17% discount to face value). The $25 million note or loan will accrue interest at 8.0% per annum and is, pre-payable any time at par without penalty.

The foregoing description of the Goldman Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Goldman Letter Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Bondholder Consent

In connection with entry into the Transaction Agreement and subject to market conditions and other factors, MDC intends to conduct a consent solicitation (the “Consent Solicitation”) for certain waivers and amendments to its 6.50% senior notes due 2024 (the “Notes”) necessary to consummate the Transaction (the “Proposed Waivers and Amendments”).

On December 21, 2020, MDC entered into consent and support agreements (the “Consent and Support Agreements”) with holders of more than 50% of the aggregate principal amount of its Notes to consent to the Proposed Waivers and Amendments in the Consent Solicitation. Pursuant to the Consent and Support Agreements, MDC has agreed to increase the interest rate on the Notes by 1% per annum effective as of the date of the Consent and Support Agreements and, if the consent solicitation is successfully conducted, to pay a consent fee of 2% to all holders of Notes, or 3% if a supplemental indenture with the waivers and amendments is executed and becomes operative and the Transaction is consummated.

The foregoing description of the Consent and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Consent and Support Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Item 2.03.	Creation of Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement by a Registrant.

The disclosure under the heading Bondholder Consent and Preferred Shareholder Consent, each under Item 1.01 of this Current Report on Form 8-K, is incorporated into this Item 2.03 by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure under the heading Transaction Agreement under Item 1.01 of this Current Report on Form 8-K relating to the issuance of Class C shares to Stagwell is incorporated into this Item 3.02 by reference.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the proposed business combination with subsidiaries of Stagwell (the “Proposed Transaction”); the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”) the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus and under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in the Company’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2020 under Item 1A, in the Company’s Quarterly Report on Form 10-Q for the six-months ended June 30, 2020 under Item 1A and in the Company’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020 under Item 1A. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;

•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;

•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;

•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;

•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and

•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC will file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of MDC (the “Proxy Statement” and, together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus, when available, and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in the Proxy Statement/Prospectus to be filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP and MDC Partners Inc.

10.1	Goldman Letter Agreement, dated as of December 21, 2020, by and among MDC Partners Inc. and Broad Street Principal Investments, L.L.C.

10.2	Form of Consent and Support Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. MDC agrees to furnish supplementally a copy of such schedules, annexes and exhibits, or any section thereof, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 22, 2020

MDC Partners Inc.

By:	/s/ David Ross
David Ross
Executive Vice President and General Counsel